

Mailstop 3233

December 23, 2015

Via E-mail
Ms. Katie P. Kurtz
Chief Financial Officer
Healthcare Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY, 10022

> **Re:** **Healthcare Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 000-55201**
>
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 16, 2015**
> **File No. 000-55201**

Dear Ms. Kurtz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1.   On your cover page you disclose the "aggregate market value" of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

Item 5. Market for Registrant's Common Equity…

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 55

2.   We note your disclosure on page 56 regarding the number of repurchase requests and shares repurchased pursuant to your SRP. We understand that the table includes 34 unfulfilled repurchase requests relating to 52,347 shares that were approved for repurchase as of December 31, 2014 and completed in February 2015. It is unclear if the company had any additional unfulfilled repurchase requests. In future Exchange Act reports please clearly disclose the aggregate share amount of redemption requests received, including any unfulfilled requests, during the year or during the period presented in the report.

Form 10-Q for the quarterly period ended September 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations and Modified funds From Operations, page 42

3.   In arriving at FFO attributable to common stockholders, you start with net loss. It does not appear you have made an adjustment for non-controlling interest.   As a result, it appears FFO is attributable to all equity holders instead of just common stockholders. Please clarify and/or revise title of measure in future periodic filings to adequately reflect what is being presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Kim McManus at (202) 551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Accounting Branch Chief
                                        Office of Real Estate and
                                        Commodities